Actions Semiconductor Announces Share Repurchase Program

ZHUHAI, China, May 10, 2007 - Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies, today announced that its board of directors has authorized a program to repurchase up to 8 million of its American Depositary Shares (ADSs) representing 48 million ordinary shares. Any shares acquired will be used in connection with the Company’s employee benefit plans and other general corporate purposes. Currently, the company has approximately 86 million outstanding ADSs.

The company said it may repurchase shares in the open market or through privately negotiated transactions. The timing and actual number of ADSs repurchased will depend upon market conditions and other factors, in accordance with Securities and Exchange Commission requirements. The repurchase program has a term which will expire on December 31, 2008.

“We believe that this program reflects our confidence in our ability to execute on our long-term business goals as well as our dedication to providing value to our shareholders,” stated Mr. Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering and secondary offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Lisa Laukkanen	Calvin Lau
The Blueshirt Group for Actions Semiconductor	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	calvin.lau@actions-semi.com
415-217-4967	+86-756 3392 353 *1018